WACHTELL, LIPTON, ROSEN & KATZ

DIRECT DIAL: (212) 403-1394

DIRECT FAX: (212) 403-2394

E-MAIL: DKLAM@WLRK.COM

November 5, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form 10 for Atlas Energy Group, LLC

Ladies and Gentlemen:

On behalf of our client, Atlas Energy Group, LLC (“New Atlas”), a Delaware limited liability company and wholly owned subsidiary of Atlas Energy, L.P. (“ATLS”), we are submitting for filing with the U.S. Securities and Exchange Commission a registration statement on Form 10 for the registration of common units of New Atlas (the “Registration Statement”) under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with the distribution of ATLS’s 100% limited liability company interest in New Atlas.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1394 or my colleague Brandon Price at (212)-403-1367.

Very truly yours,

/s/ David K. Lam

David K. Lam

cc: Lisa Washington, Vice President, Chief Legal Officer, and Secretary (Atlas Energy, L.P.)